Exhibit 2.s.7

RBC ACQUISITION CORP. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITORS’ REPORT

YEARS ENDED SEPTEMBER 30, 2015 (UNAUDITED) AND 2014

Contents

Page
Consolidated Financial Statements

Consolidated Balance Sheets	3

Consolidated Statements of Operations	4

Consolidated Statements of Redeemable Series A Preferred Stock and Stockholders’ Deficit	5

Consolidated Statements of Cash Flows	6

Notes to Consolidated Financial Statements	7 - 23

RBC Acquisition Corp. and Subsidiary

Consolidated Balance Sheets

September 30, 2015 (Unaudited) and 2014

	2015 (Unaudited)	2014
Assets
Current Assets
Cash and cash equivalents	$669,274	$238,185
Accounts receivable, net	1,687,454	2,757,998
Inventories, net	3,711,256	3,903,940
Prepaid expenses and other current assets	86,501	95,971

Total Current Assets	6,154,485	6,996,094

Property and Equipment, net	6,647,497	7,498,363
Other Assets	212,235	229,101
Intangible Assets, net	6,837,211	9,370,833
Goodwill	4,205,532	4,205,532

Total Assets	$24,056,960	$28,299,923

Liabilities and Stockholders’ Deficit
Current Liabilities
Current maturities of long-term debt	$206,137	$21,294
Accounts payable	803,834	980,615
Accrued expenses	851,013	417,915
Accrued interest	3,975,252	1,331,026
Accrued taxes	90,365	75,000

Total Current Liabilities	5,926,601	2,825,850

Deferred Revenue	—	150,000
Long-Term Deferred Tax Liability	—	337,500
Line of Credit	4,000,000	4,000,000
Long-term Debt	23,845,629	23,332,310

Total Liabilities	33,772,230	30,645,660

Redeemable Series A Preferred Stock	7,869,192	6,295,354
Commitments and Contingencies (Noes 8 and 12)
Stockholders’ Deficit
Common Stock, $0.0001 par value Authorized - 10,000,000 shares Issued and outstanding - 145,390 shares	15	15
Common - B Stock, $0.0001 par value Authorized - 10,000,000 shares Issued and outstanding - 1,999,996 shares	200	200
Additional paid-in capital	858	858
Accumulated deficit	(17,585,535)	(8,642,164)

Total Stockholders’ Deficit	(17,584,462)	(8,641,091)

Total Liabilities and Stockholders’ Deficit	$24,056,960	$28,299,923

See accompanying notes to consolidated financial statements

RBC Acquisition Corp. and Subsidiary

Consolidated Statement of Operations

Years Ended September 30, 2015 (Unaudited) and 2014

	2015 (Unaudited)	2014
Revenues
General	$10,383,551	$12,182,307
Research and development	201,277	877,640

Total Revenues	10,584,828	13,059,947
Cost of Sales
General	9,680,662	9,346,604
Research and development	1,468,126	1,816,829

Total Cost of Sales	11,148,788	11,163,433

Gross Profit Margin	(563,960)	1,896,514
Selling, General, and Administrative Expenses	2,021,215	2,149,304
Amortization of intangible assets	957,917	950,000

Loss from Operations	(3,543,092)	(1,202,790)

Other Income (Expense)
Interest expense	(3,174,791)	(3,177,644)
Non-cash interest expense	(717,682)	(2,305,295)
Loss on impairment of intangible assets	(1,575,705)	—
Other income	1,304,237	179,869

Total Other Income (Expense)	(4,163,941)	(5,303,070)

Loss before Income Taxes	(7,707,033)	(6,505,860)
Benefit for Income Taxes	(337,500)	(1,155,165)

Net Loss	$(7,369,533)	$(5,350,695)

See accompanying notes to consolidated financial statements

RBC Acquisition Corp. and Subsidiary

Consolidated Statements of Common Stock

Series A Preferred Stock and Stockholders’ Deficit

Years Ended September 30, 2015 (Unaudited) and 2014

	Redeemable Series A Preferred Stock		Common Stock		Common - B Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
September 30, 2013	2,299,000	$2,446,463	2,000,000	$200	—	$—	$800	$(2,142,578)	$(2,141,578)
Issuance of Redeemable Series A Preferred Stock	2,700,000	2,700,000	—	—	—	—	—	—	—
Issuance of Common Stock	—	—	145,386	15	—	—	58	—	73
Exchange of Common Stock for Common - B Stock	—	—	(1,999,996)	(200)	1,999,996	200	—	—	—
Cumulative Series A Preferred Stock Dividend Accrual	—	1,148,891	—	—	—	—	—	(1,148,891)	(1,148,891)
Net loss	—	—	—	—	—	—	—	(5,350,695)	(5,350,695)

September 30, 2014	4,999,000	6,295,354	145,390	15	1,999,996	200	858	(8,642,164)	(8,641,091)
Cumulative Series A Preferred Stock Dividend Accrual	—	1,573,838	—	—	—	—	—	(1,573,838)	(1,573,838)
Net loss	—	—	—	—	—	—	—	(7,369,533)	(7,369,533)

September 30, 2015	4,999,000	$7,869,192	145,390	$15	1,999,996	$200	$858	$(17,585,535)	$(17,584,462)

See accompanying notes to consolidated financial statements

RBC Acquisition Corp. and Subsidiary

Consolidated Statements of Cash Flows

Years Ended September 30, 2015 (Unaudited) and 2014

	2015 (Unaudited)	2014
Cash Flows From Operating Activities
Net loss	$(7,369,533)	$(5,350,695)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation and amortization	2,150,450	2,130,793
Loss on impairment of intangible assets	1,575,705	—
Non-cash interest expense	717,682	2,305,295
Loss on disposal of equipment	2,125	16,223
Deferred income tax benefit	(337,500)	(1,155,165)
(Increase) decrease in assets
Accounts receivable, net	1,070,544	(452,324)
Inventories, net	192,684	(621,955)
Prepaid expenses and other current assets	9,470	(11,928)
Other assets	16,866	—
Increase (decrease) in liabilities
Accounts payable	(176,781)	(581,619)
Accrued expenses	433,098	163,871
Accrued interest	2,644,226	917,888
Accrued taxes	15,365	(11,443)
Deferred revenue	(150,000)	150,000

Net Cash Provided by (Used in) Operating Activities	794,401	(2,501,059)

Cash Flows From Investing Activities
Purchases of property and equipment	(345,192)	(355,163)
Proceeds from sale of equipment	1,400	—

Net Cash Used in Investing Activities	(343,792)	(355,163)

Cash Flows From Financing Activities
Payments on long-term debt	(19,520)	(78,382)
Issuance of redeemable preferred stock	—	2,700,000
Issuance of common stock	—	73

Net Cash Provided by (Used in) Financing Activities	(19,520)	2,621,691

Net Increase (Decrease) in Cash	431,089	(234,531)
Cash and Cash Equivalents, Beginning of Year	238,185	472,716

Cash and Cash Equivalents, End of Year	$669,274	$238,185

Supplemental Disclosures of Cash Flow Information
Interest paid	$530,563	$2,108,213
Series A preferred stock dividend	1,573,838	1,148,891

See accompanying notes to consolidated financial statements

RBC Acquisition Corp. and Subsidiary

Notes to Consolidated Financial Statements

September 30, 2015 (Unaudited) and 2014

1.	Nature of Operations and Basis of Presentation

Nature of Operations

RBC Acquisition Corp., was formed and began operations on March 7, 2013, when it acquired all outstanding stock of Reliable Biopharmaceutical Corporation (“RBC”) for a purchase price of $1 and potential contingent consideration based on certain financial metrics.

Revenues are predominantly earned from the manufacture and sale of both high quality active pharmaceutical ingredients and high purity ingredients for human care. Its manufacturing operations are located in St. Louis, Missouri. RBC grants credit to its customers, located throughout the world.

RBC is a Food and Drug Administration inspected developer and “current good manufacturing process” manufacturer of active pharmaceutical ingredients for the generic pharmaceutical industry, excipients for the biopharmaceutical and pharmaceutical industries, nucleic acid derivatives, and reagent formulations for the diagnostic and medical device industries. RBC sells to biopharmaceutical, pharmaceutical, medical device, and diagnostic companies worldwide.

RBC has a wholly-owned subsidiary, RBC Real Estate Holdings, LLC (“REH”). REH’s sole business activity is the lease of manufacturing and office facilities to RBC.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with the provisions of Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (the “FASB ASC”), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America (“GAAP”). All references to authoritative accounting guidance are based on the general accounting topics within the FASB ASC.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of RBC Acquisition Corp. and its wholly-owned subsidiary, RBC and RBC’s wholly owned subsidiary, REH, (collectively the “Company”). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

RBC Acquisition Corp. and Subsidiary

Notes to Consolidated Financial Statements

September 30, 2015 (Unaudited) and 2014

Fair Value Measurements

The Company follows guidance issued by the FASB on fair value measurements, which establishes a framework for measuring fair value, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. This guidance applies whenever fair value is the applicable measurement. The three general valuation techniques used to measure fair value are the market approach, cost approach, and income approach.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to the allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to accounts receivable. The allowance for doubtful accounts totaled $500 as of September 30, 2015 and 2014.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the specific identification method and market is considered the lower of prevailing replacement cost or net realizable value. Work in process and finished goods inventories are valued at the cost of raw materials plus direct labor and applied factory overhead, not in excess of market.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Major additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. When assets are sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts. Any gain or loss arising from such disposition is included as income or expense in the year of disposition.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the life of the related asset or the term of the lease.

RBC Acquisition Corp. and Subsidiary

Notes to Consolidated Financial Statements

September 30, 2015 (Unaudited) and 2014

The estimated lives for computing depreciation and amortization on property and equipment are:

Classification	Years

Building	39
Leasehold improvements	5-40
Machinery and office equipment	3-20
Automobiles	10

Goodwill and Other Intangible Assets

Goodwill consists of $4,205,532 and represents the excess of fair values of liabilities assumed over identifiable assets acquired, including identifiable intangible assets, in the acquisition of RBC. Qualitatively, goodwill represents such factors as the benefit of consolidating ownership to one party, confidence in management’s plans and abilities, as well as the value of assembled work force.

Goodwill is not amortized and must be tested annually for impairment or more frequently if events or changes in circumstances indicate that the asset may be impaired. Goodwill is not expected to be deductable for tax purposes. The Company tested its goodwill in the fourth quarter of the years ended September 30, 2015 and 2014 with no impairment charges deemed necessary from testing.

The Company acquired certain trademarks and in-process research and development in the acquisition of RBC. The trademarks and in-process research and development have indefinite lives and, as such, are not amortized. The Company must test indefinite-lived assets for impairment annually, or more frequently if certain circumstances indicate impairment may have occurred. Once the associated research and development efforts are completed, the carrying value of the acquired process research and development is reclassified as a finite-lived asset and is amortized over its useful life. There was no impairment loss recognized related to the acquired trademarks and in-process research and development during 2015 and 2014. Certain in-process research and development was placed in-service during 2015 and is amortized on a straight-line basis over its estimated useful life of 10 years from the date placed in service. Amortization expense related to intangible assets for the years ended September 30, 2015 and 2014 totaled $957,917 and $950,000, respectively.

The Company acquired developed technology in conjunction with the acquisition of RBC. Developed technology is amortized on a straight-line basis over its estimated useful life of 10 years from the date of acquisition.

RBC Acquisition Corp. and Subsidiary

Notes to Consolidated Financial Statements

September 30, 2015 (Unaudited) and 2014

Long-Lived Asset Impairment

The Company evaluates the recoverability of the carrying value of long-lived assets whenever events or circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized when estimated undiscounted cash flows to be generated by those assets are less than the carrying value of the asset. When an impairment loss is recognized, the carrying amount is reduced to its estimated fair value. Actual results and operating trends may change management’s projections of undiscounted cash flows in future periods which could trigger possible future write downs. An impairment loss of $1,575,705 was recognized for the developed technology for the year ended September 30, 2015, based on the present value of the assets. No asset impairment was recognized during the year ended September 30, 2014.

Revenue Recognition

The Company generally recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable, and collectibility is probable. Customers are offered a limited return policy if the product fails to meet specific tests upon receipt. Sales and return allowances amounted to $119,179 and $189,115 and are netted against revenues for 2015 and 2014, respectively. At September 30, 2015, $92,004 was recorded as an allowance for sales returns. There was no allowance for sales returns at September 30, 2014.

Shipping and handling billed to customers is included in revenues and the related cost is included in cost of sales.

The Company periodically recognizes product revenue before delivery has occurred (bill and hold sales) as long as the following criteria are met:

•	The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	The Company does not retain effective control over the goods or continuing managerial involvement to the degree usually with ownership;

•	The amount of revenue can be measured reliably;

•	It is probable that the economic benefits of the sale will flow to the Company;

•	Any costs incurred related to the sale can be measured reliably;

•	It is probable that delivery will be made;

•	The goods are on hand, identified and ready for delivery;

•	The buyer specifically acknowledges the deferred delivery instructions; and

•	Normal payment terms apply.

RBC Acquisition Corp. and Subsidiary

Notes to Consolidated Financial Statements

September 30, 2015 (Unaudited) and 2014

Revenue under the Company’s license and collaboration arrangements is recognized based on the performance requirements of the contract. Amounts received under such arrangements consist of up-front collaboration payments, periodic milestone payments and payments for research activities. The Company’s collaborations with multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value. The consideration received is combined and recognized as a single unit of accounting when criteria for separation are not met.

Advertising Costs

Advertising costs for the periods were insignificant and are recognized in the period in which the related expenses are incurred.

Research and Development

Research and development costs are expensed when incurred are in included in cost of sales - research development. The direct salaries for research and development were $753,344 and $610,774 during the years ended September 30, 2015 and 2014, respectively. The direct costs of materials used in research and development were $11,730 and $61,825 during the years ended September 30, 2015 and 2014, respectively.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases, including accounts receivable, inventory, fixed assets, intangible assets, compensation, debt, and other accrued liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and noncurrent based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Accounting guidance for income taxes provides a two-step approach to recognizing and measuring tax benefits when the benefits’ realization is uncertain. The first step is to determine whether the benefit is to be recognized. The second step is to determine the amount to be recognized. The two-step approach is outlined below:

RBC Acquisition Corp. and Subsidiary

Notes to Consolidated Financial Statements

September 30, 2015 (Unaudited) and 2014

•	Income tax benefits should be recognized when, based on the technical merits of a tax position, the company believes that if a dispute arose with the taxing authority and was taken to a court of last resort, it is more likely than not (i.e., a probability of greater than 50%) that the tax position would be sustained as filed; and

•	If a position is determined to be more likely than not of being sustained, the amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the taxing authority.

The Company recognizes interest and penalties relates to uncertain tax positions in income tax expense. As of September 30, 2015 and 2014, the Company had accrued no interest related to uncertain tax matters.

The Company’s federal and state tax returns for tax years 2011 and later remain subject to examination by taxing authorities.

If management’s assessment of unrecognized tax benefits is not representative of actual outcomes, the consolidated financial statements could be impacted in the period of settlement or when the statute of limitations expires.

Reclassifications

Certain amounts in the 2014 financial statements have been reclassified to conform to the current year presentation.

Subsequent Events

The Company has evaluated subsequent events through December 28, 2015, the date the financial statements were available to be issued. During this time period, the Company intends to extend the line of credit and certain debt to December 22, 2016 as disclosed in Notes 7 and 8.

RBC Acquisition Corp. and Subsidiary

Notes to Consolidated Financial Statements

September 30, 2015 (Unaudited) and 2014

Recent Accounting Pronouncements

Revenue from Contracts with Customers

The FASB has issued new guidance on the recognition of revenue from contracts with customers. This guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve this, an entity should apply a five step process to (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The guidance also requires an entity to disclose sufficient information to enable users of consolidated financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The guidance will be required for the first fiscal year beginning after December 15, 2017. Based on a preliminary analysis, the Company has not yet determined what impact, if any, this new guidance will have on its consolidated financial statements.

3.	Fair Value Measurements

The framework for measuring fair value establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into Levels 1, 2, and 3. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical instruments in active markets.

Level 2	Inputs to the valuation methodology to include quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in inactive markets, inputs other than quoted prices that are observable for the instrument, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The instruments’ fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

RBC Acquisition Corp. and Subsidiary

Notes to Consolidated Financial Statements

September 30, 2015 (Unaudited) and 2014

Carrying amounts of certain financial instruments such as cash, accounts receivable, accounts payable, accrued expenses, and notes payable approximate fair value due to their short maturities or because the terms are similar to market terms. There have been no changes in the methodologies used at September 30, 2015.

Following is a description of the valuation methodologies used for instruments measured at fair value:

Level 3	Developed technology valued based upon the net present value at a discounted rate of future cash flows. The Company’s management determines the fair value measurement valuation policies and procedures and develops an estimate of future cash flows.

Up until the date of impairment in 2015, the fair value was determined based on the developed technology’s relative fair value paid during acquisition of the Company. In September 2015, the Company determined the developed technology’s projected cash flows has decreased resulting in a change in the valuation technique.

Changes in fair value of the Company’s Level 3 intangible held are as follows:

Developed Technology
September 30, 2014	$7,995,833
Amortization	(950,000)
Impairment loss	(1,575,705)

September 30, 2015	$5,470,128

The following table represents the Company’s level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values for those inputs measured on a nonrecurring basis at September 30, 2015.

Instrument	Fair Value	Valuation Technique	Unobservable Inputs	Range of Significant Input Value
Developed Technology	$5,470,128	Discounted cash flow	Future cash flows Duration	$0 Indefinite

RBC Acquisition Corp. and Subsidiary

Notes to Consolidated Financial Statements

September 30, 2015 (Unaudited) and 2014

4.	Inventories

The components of inventories at September 30, are as follows:

	2015	2014
Raw materials	$1,100,276	$897,353
Work in process	429,427	777,606
Finished goods	2,181,553	2,228,981

	$3,711,256	$3,903,940

5.    Property and Equipment

Property and equipment at September 30, 2015 are as follows:

	2015	2014
Land	$450,000	$450,000
Buildings	1,717,379	1,717,379
Office equipment	200,150	172,074
Automobiles	550	5,250
Leasehold improvements	1,542,255	1,530,272
Machinery and equipment	5,472,808	5,231,363
Equipment not placed in service	281,762	218,073

	9,664,904	9,324,411
Less accumulated depreciation and amortization	(3,017,407)	(1,826,048)

	$6,647,497	$7,498,363

Depreciation and leasehold improvement amortization expense for the years ended September 30, 2015 and 2014 totaled $1,192,533 and $1,163,927, respectively.

6.	Intangible Assets

RBC Acquisition Corp. and Subsidiary

Notes to Consolidated Financial Statements

September 30, 2015 (Unaudited) and 2014

The carrying amount and accumulated amortization of recognized intangible assets at September 30, are as follows:

	2015
	Carrying Amount	Impairment	Accumulated Amortization	Net
Amortized intangible assets:
Developed Technology	$9,500,000	$1,575,705	$2,454,167	$5,470,128
Completed in-process R&D	175,655	—	7,917	167,738

	$9,675,655	$1,575,705	$2,462,084	$5,637,866

Unamortized intangible assets:
Trademarks				$900,000
In-process R&D				299,345

				$1,199,345

Total intangible assets				$6,837,211

	2014
	Carrying Amount	Accumulated Amortization	Net
Amortized intangible assets:
Developed Technology	$9,500,000	$1,504,167	$7,995,833

	$9,500,000	$1,504,167	$7,995,833

Unamortized intangible assets:
Trademarks			$900,000
In-process R&D			475,000

			$1,375,000

Total intangible assets			$9,370,833

RBC Acquisition Corp. and Subsidiary

Notes to Consolidated Financial Statements

September 30, 2015 (Unaudited) and 2014

Amortization expense for the five years subsequent to 2015 is estimated to be as follows:

Years Ending September 30, 2015,
2016	$660,267
2017	660,267
2018	660,267
2019	660,267
2020	660,267
Thereafter	2,336,531

$5,637,866

During 2015, the Company reviewed its intangible assets for impairment due to a change in sales mix, and as a result, wrote off identified intangibles of $1,575,705 related to developed technology. The impairment resulted primarily from decreased sales projections. The amount of impairment was estimated using a fair-value approach based on discounted future cash flows. No asset impairment was recognized during the year ended September 30, 2014.

7.    Line of Credit

The Company has a line of credit agreement (the “Agreement”) with an affiliate of a stockholder whose borrowings are limited to lesser of (1) 85% of eligible accounts receivable plus 50% of eligible inventories, or (2) $4,000,000. Outstanding balances at September 30, 2015 and 2014 amounted to $4,000,000 and bear interest at a rate equal to the greater of 9% or the 30-day LIBOR rate (0.193 percent at September 30, 2015) plus 7 percent. The rate in effect at September 30, 2015 was 9%. The Company is subject to certain restrictions and covenants as defined in the Agreement. As of May 2014, all scheduled interest and principal payments on the line of credit ceased. As a result of the payment default, the Company was in breach of the terms of all debt agreements. On November 6, 2014, the lender waived all breaches and amended the debt agreements to extend maturity dates. The Company resumed payments of principal and interest under the amended debt terms beginning June 1, 2015. Subsequent to year end, the maturity date was extended from December 22, 2015 to December 22, 2016. The agreement contains an unused line fee equal to 1% of the available unused balance payable monthly.

RBC Acquisition Corp. and Subsidiary

Notes to Consolidated Financial Statements

September 30, 2015 (Unaudited) and 2014

8.    Long-Term Debt

Long-term debt at September 30, is as follows:

	2015	2014
Note payable to affiliate of acquirer, mortgage loan - secured by all real property, payable in monthly installments of interest at 9.5%, with a balloon payment due in December 2016	$6,871,245	$6,890,765

Note payable to affiliate of acquirer, last out term loan (meaning if the Company is liquidated, the holder of the last out term loan is paid after the senior debt holders) - secured by all business assets, payable in monthly installments of interest at the greater of 12% or the 30-day LIBOR rate plus 10%, due in December 2016	11,392,266	11,392,266

Note payable to affiliate of acquirer, subordinated loan - secured by all business assets, payable in monthly installments of interest only at 12.5%, due in December 2016. Principal balance of $6,000,000. Carrying amount is net of unamortized fair value discount of $211,745 and $929,427 at September 30, 2015 and 2014, respectively, based on an effective interest rate of 83%	5,788,255	5,070,573

	24,051,766	23,353,604

Less current maturities	206,137	21,294

	$23,845,629	$23,332,310

Maturities of long-term debt as of September 30, 2015, are as follows:

September 30,
2016	$206,137
2017	17,455,371
2018	274,850
2019	274,850
2020	274,850
Thereafter	5,565,708

$24,051,766

Contractual interest expense incurred on all debt amounted to $3,174,791 and $3,177,644 for the years ended September 30, 2015 and 2014, respectively.

RBC Acquisition Corp. and Subsidiary

Notes to Consolidated Financial Statements

September 30, 2015 (Unaudited) and 2014

All debt instruments contain certain restrictive covenants, which among other things, establish minimum consolidated EBITDA and maximum capital expenditures. As of May 2014, all scheduled interest and principal payments on debt instruments ceased. As a result of the payment default, the Company was in breach of the terms of all debt agreements. The lender waived all breaches and, on November 6, 2014, amended the debt agreements to extend maturity dates. All maturity dates were subsequently extended to December 31, 2016.

As part of the acquisition of RBC, the lender waived all covenant breaches in prior periods as well as payment default that occurred under previous ownership. The conditional interest resulting from payment default totaled $774,000 at September 30, 2015 and will not accrue additional interest. This conditional interest is due only upon a future change in control and no liability is recorded in the consolidated statements for this amount.

9.    Equity and Related Compensation

Common Stock

At October 1, 2013, the authorized common stock of the Company consisted of two classes of common stock, each with 10,000,000 shares authorized.

On February 12, 2014, the Company issued 50 common shares to the president of the Company for total consideration of $0.025. The majority stockholder exchanged 1,999,996 shares of common stock for the same number of Common-B shares, reducing the majority stockholder to 4 shares of common stock.

The common stock has one vote per share, and the Common-B stock and Preferred stock have no voting rights. However, the stockholders’ agreement and certificate of incorporation provide other rights to the Common-B stockholders, which include among other things, the right to exchange Common-B stock for common stock under certain triggering events.

Series A Preferred Stock

Series A Preferred Stock (“Preferred Stock”) is redeemable, at the option of the Company or the holder, for an amount equal to the original purchase price plus all accrued and unpaid dividends. All unpaid dividends to preferred stockholders must be paid before declaring a dividend to common stockholders. Preferred Stock holds dividend and liquidation preferences over common stock. On matters presented to the stockholders of the Company, the holders of Preferred Stock shall not be entitled to vote.

RBC Acquisition Corp. and Subsidiary

Notes to Consolidated Financial Statements

September 30, 2015 (Unaudited) and 2014

During the year ended September 30, 2014, 2,700,000 shares of preferred stock were issued at a price of $1 per share. The Company recorded preferred stock dividends of $1,573,838 and $1,148,891 during the years ending September 30, 2015 and 2014, respectively. The dividend rate is determined by the aggregate amount of outstanding shares of Preferred Stock as follows:

Up to 1,000,000	8.0%
Up to 2,000,000	10.0%
Up to 3,000,000	12.5%
Up to 4,000,000	17.5%
Up to 5,000,000	25.0%

Share-Based Compensation

In 2013, the Company established the RBC Acquisition Corp. 2013 Stock Incentive Plan (the “Plan”). The Board of Directors, at its discretion, may grant options to eligible participants. Share options under the Plan vest over a period of four years. The number of shares subject to options available for issuance under the Plan cannot exceed 666,667. A summary of the activity under the Plan as of September 30, and changes during the years then ended are presented below:

	Number of Shares	Weighted Avg. Exercise Price	Weighted Avg. Remaining Contract Term
Outstanding, October 1, 2013	601,337	$0.0005	3.90
Exercised	(145,336)	0.0005	—

Outstanding, September 30, 2014	456,001	0.0005	2.90
Exercised	—	—	—

Outstanding, September 30, 2015	456,001	$0.0005	1.90

Exercisable, September 30, 2015	456,001	$0.0005	1.90

There was no share-based compensation expense during the years ended September 30, 2015 and 2014, as all previously issued and outstanding options had a grant fair value of zero.

RBC Acquisition Corp. and Subsidiary

Notes to Consolidated Financial Statements

September 30, 2015 (Unaudited) and 2014

10.    Income Taxes

The federal and state income deferred tax benefit is summarized as follows:

	2015	2014
Federal	$305,997	$1,047,350
State	31,503	107,815

	$337,500	$1,155,165

A reconciliation of the income tax benefit with amounts determined by applying the statutory U.S. federal income tax rate to income before income taxes is as follow:

	2015	2014
Benefit for federal income taxes at the statutory rates	$1,952,664	$2,211,990
Benefit for state income taxes	200,880	227,572
Meals and entertainment	(1,434)	(1,289)
Less valuation allowance	(1,814,610)	(1,283,108)

	$337,500	$1,155,165

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	2015	2014
Current deferred tax assets (liabilities):
Accrued liabilities and allowances	$266,877	$316,817
Accrued compensation	32,898	45,451
Debt accretion	(79,404)	(348,535)
Less valuation allowance	(220,371)	(13,733)

Total current deferred tax assets	—	—

Long-term deferred tax assets (liabilities)
Intangible assets	(3,237,401)	(3,514,062)
Property and equipment	984,440	805,124
Charitable contribution carryforward	1,688	1,688
Net operating loss carryforwards	5,126,880	3,637,385
R&D carryforward	1,740	1,740
Less valuation allowance	(2,877,347)	(1,269,375)

Total deferred income tax liabilities	—	(337,500)

Net deferred income tax assets (liabilities)	$—	$(337,500)

RBC Acquisition Corp. and Subsidiary

Notes to Consolidated Financial Statements

September 30, 2015 (Unaudited) and 2014

Valuation allowances related to deferred tax assets increased by $1,814,610 and $1,283,108 in 2015 and 2014, respectively. These increases were as a result of additional net operating losses that are more likely than not certain to be utilized prior to their expiration.

At September 30, 2015, the Company had approximately $13,700,000 in unused net operating loss carryforwards that may be applied against future taxable income. Of that amount, approximately $4,900,000 is limited to a maximum usage of approximately $1,100,000 per year, and these net operating losses expire in September 2017. The remaining $8,800,000 of net operating losses has no limitations as to use per year, and expire in September 2035.

11.    Profit Sharing 401(k) Plan

The Company has a qualified, noncontributory, trusteed profit sharing 401(k) plan (the “Profit Sharing Plan”) covering substantially all employees. Employees may contribute 1% to 50% of their annual compensation to the Profit Sharing Plan, within federal guidelines. The Company may elect to match a percentage of the employee contributions in accordance with the provisions set forth in the Profit Sharing Plan. Employer contributions to the plan totaled $109,106 and $121,333 for the years ended September 30, 2015 and 2014, respectively. In addition, the Company may also make discretionary profit sharing contributions to the Profit Sharing Plan. No such contributions were made to the Profit Sharing Plan during the years ended September 30, 2015 and 2014.

12.    Risks and Uncertainties

Business Concentrations

Sales to five and three customers were approximately 68 and 53 percent of the Company’s sales for the years ended September 30, 2015 and 2014, respectively. Accounts receivable from four and three customers were approximately 70 and 50 percent of the Company’s accounts receivable at September 30, 2015 and 2014, respectively.

Purchases from three vendors were approximately 40 percent of the Company’s purchases for the year ended September 30, 2015. Accounts payable to two vendors were approximately 39 percent of the Company’s accounts payable at September 30, 2015. There were no concentrations of purchases for the year ended September 30, 2014 or accounts payable at September 30, 2014.

RBC Acquisition Corp. and Subsidiary

Notes to Consolidated Financial Statements

September 30, 2015 (Unaudited) and 2014

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable. The Company maintains its cash primarily with one financial institution. Deposits at this bank are insured by the Federal Deposit Insurance Corporation up to $250,000. At September 30, 2015, there were cash balances of $417,180 in excess of federally insured limits at the bank. The Company performs ongoing credit evaluations of its customers and maintains allowances, as needed, for potential credit losses. Although the Company is directly affected by the financial stability of its customer base, management does not believe significant credit risk exists at September 30, 2015 and 2014.

13.    Commitments and Contingencies

In connection with the acquisition of RBC, the acquirer has a contingent consideration arrangement that requires payment to the former owners of RBC upon sale of RBC if certain metrics are met. For proceeds received in excess of outstanding equity, in addition to an amount equal to an internal rate of return of 10% on the equity compounded annually (the initial amount), the former owners are entitled to receive an amount equal to 17.5% of the initial amount. The former owners shall also be entitled to 17.5% of all additional proceeds.

Each year the Company, on behalf of the acquirer, will reassess the contingent consideration obligation associated with the acquisition and record changes in the fair value as contingent consideration expense or income. Increases or decreases in the fair value of the contingent consideration obligations can result from changes in assumed discount periods and rates, changes in the assumed timing and amount of revenue and expense estimates and changes in assumed probability with respect to the attainment of certain financial and operational metrics. Significant judgment is employed in determining these assumptions as of the acquisition date and for each subsequent period. Accordingly, future business and economic conditions, as well as changes in any of the assumptions described above, can materially impact the amount of contingent consideration expense (income) recorded in any given period.